Exhibit 99.2

FCA successfully completes syndication of the revolving credit facility entered into on June 9, 2015 and increases facility size to €5.0 billion
Fiat Chrysler Automobiles N.V. (NYSE: FCAU) (“FCA”) announced today that it has successfully completed the syndication to a group of twenty-four banks (inclusive of the twelve original bookrunner banks) of the committed revolving credit facility entered into on June 9, 2015 (“RCF”).
Following a positive reception by banks, the RCF size was increased from the original amount of €4.8 billion to €5.0 billion. The RCF will be available for general corporate purposes and working capital needs of the Group. The RCF will be available in two equal tranches, the second of which may be drawn following termination of the FCA US revolving credit facility and the elimination of restrictions under FCA US’s financing documentation on the provision of guarantees or payment of dividends by FCA US for the benefit of the rest of the Group.
The transaction confirms the strong support that FCA continues to enjoy from its relationship banks and represents a further step towards a unified financing platform for the Group.
London, 30 June 2015
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This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including the possibility of a new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, the proposed separation of Ferrari and many other risks and uncertainties, most of which are outside of the Group’s control.